UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32911

Issuer: CurrencySharesSM Australian Dollar Trust, Sponsored by Rydex Specialized Products LLC, d/b/a Rydex Investments
Exchange: New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and
Address: 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850
Telephone Number: (301) 296-5100
(Address, including zip code, and telephone number, including area code, of Issuer’s principal execu
Australian Dollar Shares, no par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[_]	17 CFR 240.12d2-2(a)(1)
[_]	17 CFR 240.12d2-2(a)(2)
[_]	17 CFR 240.12d2-2(a)(3)
[_]	17 CFR 240.12d2-2(a)(4)

[_]     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.’

|X|    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.(1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Rydex Specialized Products LLC, in its capacity as sponsor of the CurrencySharesSM Australian Dollar Trust (the “Trust”), certifies that it has reasonable grounds to believe that the Trust meets all of the requirements for filing the Form 25 and has caused this notification to be signed by the undersigned duly authorized person.

October 22, 2007	By /s/ Carl G. Verboncoeur	Chief Executive Officer
Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions